Clariant

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

RECEIVED

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

SUPPL

CH-4132 Muttenz 1, 07/11/2007

07027931

Investor Relations
Edith Kahlmeier
Tel.: +41 61 469 6748
Fax: +41 61 469 6767
E-Mail: edith.kahlmeier@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:

- Ad-hoc Announcement:
"Clariant posts continuing sales growth and significant cash flow improvement for the first 9 months of 2007- Strategy implementation gathering speed"

Yours sincerely,

Clariant Ltd

E. [signature]

Edith Kahlmeier
Clariant Investor Relations

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

11/15

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

November 7, 2007

Media Release

Clariant International Ltd

Clariant posts continuing sales growth and significant cash flow improvement for the first 9 months of 2007- Strategy implementation gathering speed

- **Sales up 4% in local currency and 6% in Swiss Francs**
- **Operating cash flow almost doubled compared to the first nine months 2006 and reaches 320 million Swiss Francs**
- **Net income from continuing operations increased to 129 million Swiss Francs**
- **Profitability impacted by rising raw material and energy costs as well as unfavorable currency exchange rates**
- **Price increases could not offset unfavorable raw material cost development -expected full year 2007 EBIT around CHF 530 million**
- **Strategy implementation gathering speed:**
    - **Site network optimization on track - 120 million Swiss Francs restructuring costs booked in the third quarter**
    - **Pigments & Additives Division adopts cost leadership strategy**
    - **Company adjusts operational structure in order to accelerate execution - as a consequence approximately 100 headcounts at Headquarters to be cut**
- **Pigments & Additives, Functional Chemicals and Textile, Leather & Paper Chemicals divisions are reviewing strategic options for selective units**

Key Financial Group Figures

Continuing operations:	Nine Months 2007 CHF mn	% of sales	2006 CHF mn	% of sales	Third Quarter 2007 CHF mn	% of sales	2006 CHF mn	% of sales
Sales	6 447	100.0	6 090	100.0	2 111	100.0	2009	100.0
Local currency growth (LC):	4%				2%			
*Organic growth**	*3%*				*1%*			
Acquisitions/Divestments	*1%*				*1%*			
Currencies	2%				3%			
Gross profit	1 908	29.6	1 901	31.2	611	28.9	616	30.7
EBITDA before exceptionals	618	9.6	653	10.7	188	8.9	227	11.3
EBITDA	538	8.3	616	10.1	132	6.3	219	10.9
Operating income before exceptionals	417	6.5	458	7.5	123	5.8	160	8.0
Operating income	271	4.2	273	4.5	5	0.2	48	2.4
Net income from continuing operations	129	2.0	108	1.8	- 45	2.1	- 14	0.7
Operating cash flow (total operations)	320		173		266		95	
Discontinued operations:								
Sales	81		270		0		45	
Net loss from discontinued operations	- 107		- 185		- 6		- 78	
Other key figures:	**30.09.2007**		**31.12.2006**					
Net debt	1 455		1 556					
Equity (including minorities)	2 442		2 433					
Gearing	60%		64%					
Number of employees	21 244		21 748					

* Throughout this statement the term "organic growth" is being used. This means *volume and price* effects, excluding the impacts of changes in FX rates and acquisitions/divestments.

MUTTENZ, Switzerland – November 7, 2007. Clariant announced a rise in 9-month sales with growth of 4% in local currencies and 6% in Swiss Francs, compared to the first three quarters of 2006. In absolute terms, sales rose to CHF 6.447 billion from CHF 6.090 billion a year earlier.

A raw material cost increase of 4%, higher energy costs and unfavorable currency exchange effects resulted in enduring pressure on the gross profit that could not be compensated by 1% price increase. The gross margin decreased to 29.6% from 31.2% in the previous year. In particular, the Functional Chemicals Division was impacted by these adverse effects.

The encouraging decrease of SG&A expenses to 20.9 % of total sales from 21.5% in the previous year helped mitigate the impact of these unfavorable developments on operating income before

exceptionals that declined to CHF 417 million from CHF 458 million (margin declined to 6.5% from 7.5%). The net income from continuing operations rose to CHF 129 million from CHF 108 million in the first 9 months of 2006.

Continuous demand for all divisions but slowdown in the third quarter

There was good demand for Clariant products with a retreating momentum in the third quarter and a differentiated development across businesses. Some parts of the business – e.g. Coatings and Crop Protection – showed favorable volume increases whereas others – e.g. the Leather business – were challenged by declining demand. Also, the regional sales split showed a mixed picture. Europe remained stable, whereas Asia overall showed good growth with some slowdown the third quarter, in particular in China and India. Sales in the USA were more resilient.

Price increase initiatives across all divisions have started bearing fruit. In particular the divisions Pigments & Additives as well as Textile, Leather and Paper Chemicals managed to resist further price pressure. These efforts were accompanied by a negative impact on volume as a consequence of a strong focus on qualitative growth. Nevertheless, the increasing momentum in pricing – in particular in the third quarter – could not offset rising raw material and energy costs. Only the Masterbatches Division was able to offset rising raw material and energy costs.

Strong 2007 focus on cash flow improvement pays off

Clariant substantially increased the operational cash flow to CHF 320 million compared to CHF 173 million in the first 3 quarters of 2006. This achievement resulted from the company's previously announced 2007 focus on net working capital improvement - specifically driven by inventory reduction. In the third quarter, operating cash flow was improved to CHF 266 million from 95 million.

"In line with our strategic priorities for 2007 we have significantly improved our cash flow", said Jan Secher, Chief Executive Officer. "In order to compensate for the delay in EBIT improvement we will increase the pressure on executing our strategic initiatives focusing on site network reduction, reducing complexity, increasing prices and reducing SG&A costs. This will enable us to deliver an above-industry average ROIC in 2010."

Sizeable sites announced for closure

In line with the "Clariant 2010" strategy and the embedded strategic site optimization, the company booked CHF 120 million of restructuring costs in the third quarter, mainly in order to close the Textile, Leather & Paper Chemicals site at Selby in the UK. The closure is still subject to consultation with employee representatives. In addition the closure of the Pigments & Additives site Coventry, Rhode Island and the Masterbatches site in Naucalpan, Mexico, have been decided. Further restructuring costs will be booked in the 4th quarter of 2007 - total restructuring costs for 2007 will amount to approximately 250 million Swiss Francs.

Transformation of Clariant 2010 strategy into the divisions is gathering speed

The Pigments & Additives division will implement a revised strategy striving for cost leadership in their businesses. Recognizing a trend of commoditization in parts of the portfolio, product- and service-driven businesses will be clearly separated and managed differently. As a first step, the business unit "Base Products" will be created. Strategic options for selective units are being evaluated.

Similar initiatives are progressing well in the divisions Functional Chemicals and Textile, Leather & Paper Chemicals.

Strategic initiatives in the divisions are proceeding and gathering speed. As one result the product portfolio could be decreased by 20% in the first nine months of 2007 enabling the company to further reduce complexity. This has also led to an additional write off of inventory of approximately CHF 20 million compared to the previous year.

Closer to the customers - Clariant will streamline structure to accelerate execution

In order to reduce complexity and enhance flexibility at regional market levels, Clariant decided to streamline its structure. The accountability for the business will be shifted closer to customers and markets. More operational decisions will be made at regional and local levels. As a consequence, a headcount reduction of approximately 100 employees will be made at corporate headquarters, not being replaced in the regions.

Outlook for full year 2007

Clariant will not be able to fully compensate for high level of raw material and energy costs increases as well as for continued unfavorable exchange rates by price increases for the remainder of the year.

Clariant confirms higher sales in local currency terms in 2007. The operating income before exceptional items from continuing operations is expected to be in the range of CHF 530 million. The cash flow from operations before exceptional items will be significantly improved compared to full year 2006 – driven by working capital reduction. Recurring net income is expected on full year 2006 level.

Contacts

Media Relations	Phone	+41 61 469 61 58
Arnd Wagner	Fax	+41 61 469 65 66
Investor Relations	Phone	+41 61 469 67 45
Holger Schimanke	Fax	+41 61 469 67 67

END